
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

April 19, 2006

Via U.S. Mail and facsimile at 360-666-6483
Mr. Steve Nieman
15204 NE 181st Loop
Brush Prairie, Washington 98606

Re: Alaska Air Group, Inc. ("AAG")
Preliminary Proxy Statement on Schedule 14A Filed
March 20, 2006, as amended
Filed by Steve Nieman, Richard D. Foley and Terry K. Dayton
File No. 001-08957

Dear Mr. Nieman:

We have reviewed your filings and have the following comments.

<u>General</u>

1.   We note your response to prior comment one. Solicitations made prior to the
furnishing of a proxy statement must be filed on EDGAR no later than the date of
first use. Failure to do so constitutes a violation of Rule 14a-12. Please refer to
Rule 14a-12(b). File all such materials immediately.   Please note that the filing
of these materials will not cure the existing violation. Further, we disagree with
your belief that materials previously filed on EDGAR relating to prior
solicitations do not need to be re-filed. Those materials appear on the website you
are using to solicit proxies for the current shareholders meeting. Accordingly,
they are being used to solicit shareholders for the current meeting. Please file
them as soliciting materials.

2.   In addition, we note your statement "our proxy contest hasn't started yet, which
we define as filing a definitive proxy statement." Soliciting materials are subject
to the proxy rules. Your definition, as well as the implication that failing to file
soliciting materials no later than the date of first use is not a violation of the proxy
rules, is an incorrect interpretation of the proxy rules.

3.   We note that the materials filed in response to prior comment one do not provide

the information required by Rule 14a-12(a). Please re-file your materials to include the appropriate information and/or legends.

4.   We note that several e-mails from Mr. Nieman appear at the following website, http://listserv.kent.edu/cgi-bin/wa.exe?A2=ind0601b&L=ownership&P=75. Please provide an analysis supporting your determination that these e-mails are not soliciting materials that are required to be filed pursuant to Rule 14a-12. Further, please provide us with paper copies of any additional e-mails relating to your solicitation sent by Mr. Nieman, or other participants, to any shareholders of AAG. For each such e-mail, provide an analysis supporting your determination that the e-mail is not soliciting material required to be filed pursuant to Rule 14a-12.

Cover Page

5.   We note your response to prior comment three. The space after "Amendment No." should reflect the amendment number. Your next revised preliminary proxy statement should be addressed as "Amendment No. 2." Any subsequently filed preliminary proxy statements related to this proxy solicitation should be sequentially numbered. In your revised preliminary proxy statement, please disclose the correct amendment number. Refer to Rule 14a-6(m).

6.   We note your response to prior comment 5. Please insert a page break between your cover page and subsequent pages. Refer to Rule 14a-6(m).

V.   How We Plan To Solicit

7.   We note your response to prior comment 6. The Staff's position is that your method of solicitation is inconsistent with Rule 14a-3 and that failing to furnish the materials in a manner consistent with Rule 14a-3 constitutes a violation of the proxy rules.

8.   We note your response to prior comment seven. It is inconsistent with your affirmative obligation to furnish a proxy statement to each person being solicited to require that a person demonstrate that "all feasible means of accessing the internet" have been exhausted before you will provide a paper copy. Revise your language accordingly.

VII.b. How do I cast my vote using the Challengers proxy card and voting instruction form?

9.   We note your response to prior comment nine. EquiServe is not involved in the current solicitation. Except as relates to any historical discussion, please delete reference to them throughout the document.

10.   We note your response to prior comment ten. Please provide us with a name and

contact information for a representative of the NYSE involved in your arbitration proceedings.

No 4. Adopt a Simple Majority Vote

11.   We note your response to prior comments 11 and 13. Based on your response, it appears there is no difference between some of your proposals and the actions proposed or already taken by management. Please expand your disclosure to clearly disclose that the proposals are merely "confirmatory." Further, please expand your disclosure to discuss what effect, if any, approval of your proposals would have under state law.

IX.   Participants in the Solicitation

12.   We reissue prior comment 14. Please be advised that consent to be identified as a participant is not a relevant consideration when determining participant status. Any person who solicits proxies is a participant. Refer to Instruction 3(a)(vi) of Item 4 of Schedule 14A. Identify each proponent as a participant both here and on the cover page, and provide all required disclosure.

XIII.   Proxy Card and Voting Instruction Form

13.   We reissue prior comment 15. At a minimum, please include a hard page break between your proxy statement and proxy card. Refer to Note to Paragraph (a)(3) of Rule 14a-4.

Closing Comments

Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at 202.551.3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and Acquisitions